RESIN SYSTEMS INC.

Report of Voting Results Pursuant to Section 11.3 of

National Instrument 51-102 – Continuous Disclosure Obligations

In respect of the Annual General Meeting of holders of common shares of Resin Systems Inc. (the "Corporation") held on June 3, 2008 (the "Meeting"), the following sets forth a brief description of each matter that was voted upon at the Meeting and the outcome of the vote.

	Description of Matter	Outcome of Vote

1.	Ordinary resolution to approve fixing the number of members of the Board of Directors of the Corporation to be elected at the Meeting at six members.	Resolution approved
2.

Ordinary resolution to approve the election of the six nominees to serve as directors of the Corporation until the next annual meeting of shareholders, or until their successors are duly elected or appointed, as described in the information circular of the Corporation dated April 28, 2008.

Resolution approved
3.

Ordinary resolution to approve the appointment of KPMG LLP, Chartered Accountants, as auditors of the Corporation until the next annual meeting of shareholders and to authorize the directors of the Corporation to fix their remuneration as such.

Resolution approved

Dated at Calgary, Alberta this 3rd day of June, 2008.

RESIN SYSTEMS INC.

Per:  (Signed) Paul Giannelia

Paul Giannelia

President and Chief Executive Officer